Hylsamex
Mexico's Steel

RECEIVED
2005 AUG 29

[redacted]

05010775

File No. 82-4252

SUPPL

August 17, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
AUG 30 2005
THOMSON
FINANCIAL

By: ______________________
Ismael De La Garza

Encl.

dlw 8/30

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX informs about the results of I.I.I. and Siderar's tender offer completed on August 16, 2005.	August 17, 2005

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

RECEIVED

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 5475 bytes.

Fecha de recepcion: Aug 17 2005 12:16:42:583PM.

Folio de recepcion: 101000.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 17/08/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Resultado de la Oferta Pública de Compra realizada por I.I.I. - Industrial Investments Inc. y Siderar S.A.I.C.

EVENTO RELEVANTE

Resultado de la Oferta Pública de Compra realizada por I.I.I. - Industrial Investments Inc. y Siderar S.A.I.C. hasta por las acciones representativas del 57.5% del capital social de Hylsamex, S.A. de C.V.

México, D.F. a 17 de agosto de 2005.

I.I.I. - Industrial Investments Inc. y Siderar S.A.I.C. (los "Oferentes") han informado a Hylsamex, S.A. de C.V. ("Hylsamex") que la Oferta Pública de Compra de Acciones (la "Oferta") realizada por los Oferentes con relación a las acciones de Hylsamex, expiró a las 15:00 horas del día 16 de agosto de 2005.

Participaron en la mencionada Oferta, accionistas de Hylsamex, titulares de un total de 344,967,014 acciones representativas del capital social de Hylsamex, de las cuales 244,506,270 son acciones ordinarias, nominativas, sin expresión de valor nominal serie "B" y 100,460,744 son acciones de voto restringido, nominativas, sin expresión de valor nominal serie "L", lo que representa un 98.77% de participación en la Oferta respecto del número de acciones elegibles para la Oferta. Sujeto a las condiciones para la conclusión de la Oferta que se describen en el Folleto Informativo, el precio total pagadero por las acciones participantes en la Oferta será de US$1,198,141,351.39.

Además, sujeto a las condiciones descritas en el mencionado Folleto Informativo, los Oferentes han acordado adquirir, en la fecha de liquidación de la Oferta, 258,233,637 acciones ordinarias, nominativas, sin expresión de valor nominal serie "B" representativas del capital social de Hylsamex, directamente de Alfa, S.A. de C.V., propietaria de las mismas, por un monto

total de US$896,898,504.07. Dichas acciones, conjuntamente con las acciones de los accionistas de Hylsamex que aceptaron la Oferta, representan el 99.29% del capital social de Hylsamex. En consecuencia, sujeto a las condiciones previstas para la conclusión de la Oferta y para la adquisición de las acciones de Alfa, S.A. de C.V., el precio total pagadero por los Oferentes será de US$2,095,039,855.46.

Conforme a los términos de la Oferta y sujeto a las condiciones previstas en el Folleto Informativo respectivo, la operación de registro en la Bolsa Mexicana de Valores, S.A. de C.V. y la liquidación de las acciones a ser adquiridas en la Oferta se realizarán el 22 de agosto de 2005.

MERCADO DEL EXTERIOR :

BOLSA MEXICANA DE VALORES

Hylsamex, S.A. de C.V.
File No. 82-4252

Eventos Relevantes de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-08-17 12:16:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
17/8/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Resultado de la Oferta Pública de Compra realizada por I.I.I. - Industrial Investments Inc. y Siderar S.A.I.C.

Eventos Relevantes:
Resultado de la Oferta Pública de Compra realizada por I.I.I. - Industrial Investments Inc. y Siderar S.A.I.C. hasta por las acciones representativas del 57.5% del capital social de Hylsamex, S.A. de C.V.

México, D.F. a 17 de agosto de 2005.

I.I.I. - Industrial Investments Inc. y Siderar S.A.I.C. (los "Oferentes") han informado a Hylsamex, S.A. de C.V. ("Hylsamex") que la Oferta Pública de Compra de Acciones (la "Oferta") realizada por los Oferentes con relación a las acciones de Hylsamex, expiró a las 15:00 horas del día 16 de agosto de 2005.

Participaron en la mencionada Oferta, accionistas de Hylsamex, titulares de un total de 344,967,014 acciones representativas del capital social de Hylsamex, de las cuales 244,506,270 son acciones ordinarias, nominativas, sin expresión de valor nominal serie "B" y 100,460,744 son acciones de voto restringido, nominativas, sin expresión de valor nominal serie "L", lo que representa un 98.77% de participación en la Oferta respecto del número de acciones elegibles para la Oferta. Sujeto a las condiciones para la conclusión de la Oferta que se describen en el Folleto Informativo, el precio total pagadero por las acciones participantes en la Oferta será de US$1,198,141,351.39.

Además, sujeto a las condiciones descritas en el mencionado Folleto Informativo, los Oferentes han acordado adquirir, en la fecha de liquidación de la Oferta, 258,233,637 acciones ordinarias, nominativas, sin expresión de valor nominal serie "B" representativas del capital social de Hylsamex, directamente de Alfa, S.A. de C.V., propietaria de las mismas, por un monto total de US$896,898,504.07. Dichas acciones, conjuntamente con las acciones de los accionistas de Hylsamex que aceptaron la Oferta, representan el 99.29% del capital social de Hylsamex. En consecuencia, sujeto a las condiciones previstas para la conclusión de la Oferta y para la adquisición de las

acciones de Alfa, S.A. de C.V., el precio total pagadero por los Oferentes será de US$2,095,039,855.46.

Hylsamex, S.A. de C.V.
File No. 82-4252

Conforme a los términos de la Oferta y sujeto a las condiciones previstas en el Folleto Informativo respectivo, la operación de registro en la Bolsa Mexicana de Valores, S.A. de C.V. y la liquidación de las acciones a ser adquiridas en la Oferta se realizarán el 22 de agosto de 2005.

Mercado Exterior: